UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Daybreak Oil And Gas, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

239559107
(CUSIP Number)

Will Slota	With copies to:
Chief Operating Officer	James G. Smith
Platinum Management (NY) LLC	Tarter Krinsky & Drogin LLP
152 West 57th Street, 4th Floor	1350 Broadway, 11th Floor
New York, New York 10019	New York, New York 10018
(212) 582-2222	(212) 216-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 239559107

1	NAMES OF REPORTING PERSONS Maximilian Resources, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,708,809
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 5,708,809
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,708,809 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 239559107

1	NAMES OF REPORTING PERSONS Maximilian Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,708,809
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 5,708,809
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,708,809 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 239559107

1	NAMES OF REPORTING PERSONS Platinum Partners Credit Opportunities Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,708,809
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 5,708,809
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,708,809 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 239559107

1	NAMES OF REPORTING PERSONS Platinum Credit Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,708,809
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 5,708,809
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,708,809 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 239559107

1	NAMES OF REPORTING PERSONS Platinum Credit Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,708,809
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 5,708,809
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,708,809 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 239559107

1	NAMES OF REPORTING PERSONS Mark Nordlicht
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,708,809
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 5,708,809
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,708,809 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 239559107

1	NAMES OF REPORTING PERSONS Uri Landesman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,708,809
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 5,708,809
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,708,809 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON IN

ITEM 1.	SECURITY AND ISSUER.

This statement relates to the Common Stock, $0.001 par value, (the “Common Stock”) of Daybreak Oil and Gas, Inc. (the “Issuer”).  The Issuer’s principal executive office is located at 601 W. Main Ave., Suite 1017, Spokane, Washington 99201.

ITEM 2.	IDENTITY AND BACKGROUND.

Maximilian Investors, LLC, a Delaware limited liability company (“Maximilian Investors”) filed an initial statement Schedule 13D.  Maximilian Resources, LLC, a Delaware limited liability company (“Maximilian Resources”) is the assignee of the Amended Loan Agreement, the Shares and the Warrants from Maximilian Investors.  Maximilian Resources and Maximilian Investors are filing this statement Schedule 13D/A-1.  Platinum Partners Credit Opportunities Master Fund LP, a Delaware limited partnership (“Platinum Credit Master”) is a private investment fund.  Both Maximilian Investors and Maximilian Resources are wholly-owned by Platinum Credit Master.  Platinum Credit Holdings LLC, a Delaware limited liability company (“Platinum Credit”) is the general partner of Platinum Credit Master.  Platinum Credit Management LP, a Delaware limited partnership, (“Platinum Management”) is the investment manager of Platinum Credit Master, Maximilian Investors and Maximilian Resources.  Mark Nordlicht, a United States citizen, (“Mr. Nordlicht”) is the Chief Investment Officer and principal owner of Platinum Management.  Uri Landesman, a United States citizen, (“Mr. Landesman”) is the President and Managing Member of Platinum Management.

The principal business address for each of Maximilian Investors, Maximilian Resources, Platinum Credit Master, Platinum Credit, Platinum Management, Mr. Nordlicht and Mr. Landesman is 152 West 57th Street, 4th Floor, New York, New York 10019.

The principal business of each of Maximilian Investors, Maximilian Resources and Platinum Credit Master is that of a private investment fund engaged in the purchase and sale of securities for its own account.  The principal business of Platinum Credit is to serve as the general partner to Platinum Credit Master.  The principal business of Platinum Management is providing investment management services.  Mr. Nordlicht’s principal occupation is serving as the Chief Investment Officer of Platinum Management and related entities.  Mr. Landesman’s principal occupation is serving as the President of Platinum Management and related entities.

During the last five years, none of Maximilian Investors, Maximilian Resources, Platinum Credit Master, Platinum Credit, Platinum Management, Mr. Nordlicht or Mr. Landesman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of none of Maximilian Investors, Maximilian Resources, Platinum Credit Master, Platinum Credit, Platinum Management, Mr. Nordlicht or Mr. Landesman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	PURPOSE OF TRANSACTION.

All of Maximilian Investor’s rights under the Amended Loan Agreement, including all related agreements with the Issuer, were assigned to Maximilian Resources.  In addition, Maximilian Investor transferred all of its rights to the shares of Common Stock and warrants to purchase Common Stock.

Except as indicated herein, none of Maximilian Investors, Maximilian Resources, Platinum Credit Master, Platinum Credit, Platinum Management, Mr. Nordlicht or Mr. Landesman has any plan or proposal that relate to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.   However, any of Maximilian Investors, Maximilian Resources, Platinum Credit Master, Platinum Credit, Platinum Management, Mr. Nordlicht or Mr. Landesman may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

Neither the fact of this filing a Schedule 13D nor anything contained herein shall be deemed to be an admission by any of Maximilian Investors, Maximilian Resources, Platinum Credit Master, Platinum Credit, Platinum Management, Mr. Nordlicht or Mr. Landesman that Maximilian has acquired or holds the securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

As of August 8, 2014, Maximilian Resources beneficially owns 5,708,809 shares of the Issuer’s Common Stock, which constitutes 9.99% of the Issuer’s issued and outstanding Common Stock, based on 57,145,236 shares of the Issuer’s Common Stock issued and outstanding.  In addition, subject to the limitations set forth in the Blocker, as described in the initial Schedule 13D, Maximilian owns warrants to purchase up to 6,550,281 shares of Common Stock.  The warrant is exercisable at $0.10 per share and expires on August 28, 2016.

Except as set forth in Item 4 and this Item 5, no other transactions with the Issuer’s Common Stock were effected by any of Maximilian Investors, Maximilian Resources, Platinum Credit Master, Platinum Credit, Platinum Management, Mr. Nordlicht or Mr. Landesman during the past sixty days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in Items 4 and 5 hereof, which are incorporated herein by reference, or as described in this Item 6, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Maximilian Investors, Maximilian Resources, Platinum Credit Master, Platinum Credit, Platinum Management, Mr. Nordlicht or Mr. Landesman, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: August 21, 2014

MAXIMILIAN INVESTORS, LLC

By:	/s/ URI LANDESMAN
Name: Uri Landesman
Title: President

MAXIMILIAN RESOURCES, LLC

By:	/s/ URI LANDESMAN
Name: Uri Landesman
Title: President

PLATINUM PARTNERS CREDIT OPPORTUNITIES MASTER FUND LP

By:	/s/ URI LANDESMAN
Name: Uri Landesman
Title: President

PLATINUM CREDIT HOLDINGS LLC

By:	/s/ URI LANDESMAN
Name: Uri Landesman
Title: President

PLATINUM CREDIT MANAGEMENT LP

By:	/s/ URI LANDESMAN
Name: Uri Landesman
Title: President

/s/ MARK NORDLICHT
Mark Nordlicht

/s/ URI LANDESMAN
Uri Landesman

EXHIBIT INDEX

Number	Description

1.	Amended and Restated Loan and Security Agreement dated as of August 28, 2013 (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the Commission on September 3, 2013).

2.	Assignment of Net Profits Interest dated as of August 28, 2013 (incorporated by reference to Exhibit 10.4 of the Issuer’s Form 8-K filed with the Commission on September 3, 2013).

3.	Warrant Agreement dated as of August 28, 2013 (incorporated by reference to Exhibit 10.5 of the Issuer’s Form 8-K filed with the Commission on September 3, 2013).

4.	First Amendment to Warrant Agreement dated as of February 14, 2014 (incorporated by reference to Exhibit 4 of the Schedule 13D filed with the Commission on May 28, 2014).

5.	Share Exchange Agreement dated as of May 19, 2014 (incorporated by reference to Exhibit 5 of the Schedule 13D filed with the Commission on May 28, 2014).

6.	Joint Filing Agreement filed here as Exhibit 6.

Exhibit 6

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13D/A-1 and all amendments thereto with respect to the Common Stock of Daybreak Oil And Gas, Inc. beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: August 21, 2014

MAXIMILIAN INVESTORS, LLC

By:	/s/ URI LANDESMAN
Name: Uri Landesman
Title: President

MAXIMILIAN RESOURCES, LLC

By:	/s/ URI LANDESMAN
Name: Uri Landesman
Title: President

PLATINUM PARTNERS CREDIT OPPORTUNITIES MASTER FUND LP

By:	/s/ URI LANDESMAN
Name: Uri Landesman
Title: President

PLATINUM CREDIT HOLDINGS LLC

By:	/s/ URI LANDESMAN
Name: Uri Landesman
Title: President

PLATINUM CREDIT MANAGEMENT LP

By:	/s/ URI LANDESMAN
Name: Uri Landesman
Title: President

/s/ MARK NORDLICHT
Mark Nordlicht

/s/ URI LANDESMAN
Uri Landesman